Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                              February 15, 2005

Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      American Ammunition, Inc.
                  Amendment No. 1 to Form SB-2
                  File No. 333-122056

     Dear Ms. Long:

     This firm represents American Ammunition, Inc. ("American" or the "Company") in the above-referenced matter. Enclosed for filing is American's Amendment No. 1 to its Form SB-2 for filing. Below, please find our responses to your February 11, 2005 comment letter:

General

1. Please tell us supplementally why you believe 42,861,322 represents good faith estimate of the number of shares issuable upon the application of the floating conversion rate. Note that because you are issuing shares under a conversion formula based on fluctuating market prices, you may not rely on Rule 416 but must instead register for resale the maximum number of shares needed in your good faith estimate. Please see Securities Act Sections, paragraph 2S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. We may have additional comments upon review of your response.

         Response

          At current market prices (market price was $.12 as of February 14, 2005), the convertible debenture is convertible into 29,462,048 shares of common stock. Accordingly, we are registering 13,399,274 additional shares or 145% of the current issuable shares. The registration of 145% of the current issuable shares is a good faith estimate due to the following:

     (i) the Company expects that the market price may decline due to the issuance of shares upon conversion of the debenture; and

     (ii) since February 2004, the Company's market price has declined from $.38 to its current price of $.12.

          Due to the potential decrease in the market price as a result of the issuance of additional shares and the Company's market price historical performance, the Company believes that the 42,861,322 shares represents a good faith estimate.



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          We have revised  footnote 1 to the registration fee table. The Company will not rely on Rule 416 in connection with shares issuable upon conversion of the convertible debenture. Please note, as the common stock purchase warrant is exercisable at a fixed price, the Company may rely on Rule 416.

2. We note that your conversion formula the formula on page 35 and 36 and your explanation of the formula on page 17 include a final calculation of dividing by the conversion price to obtain the number of shares issued, whereas your other statements of the conversion formula do not include this final step. Please revise your statements of the conversion formula throughout the document to include this final step. In addition, please consider providing the equation by which the conversion formula operates in the "Convertible Debenture" section.

         Response

          We have revised the registration statement throughout to include the final calculation. In addition, we have included the equation under the "Convertible Debenture" section.

3. Tell us supplementally what amount of shares you intend the conversion formula to produce. For example, we note disclosure on page 7 of your prospectus that the debentures convert into shares at a 24% discount to market; however, your conversion formula seems much more complex than is necessary to achieve this result.

         Response

          We have revised the disclosure on page 7 to state the full formula. The discount of 24% is a component of this formula. The conversion formula, which has been contractually agreed to by the Company and La Jolla, is discussed throughout the registration statement and is as follows:

          "The convertible debentures are convertible into the number of our shares of common stock equal to the principal amount of the debentures being converted multiplied by 11, less the product of the conversion price multiplied by 10 times the dollar amount of the debenture, which is divided by the conversion price. The conversion price for the convertible debentures is the lesser of (i) $1.00 or (ii) seventy six percent of the average of the five lowest volume weighted average prices during the twenty trading days prior to the conversion."

          The number of shares issuable upon conversion of the convertible debenture is indeterminable at this time as the issuance are dependent upon the market price at the time of issuance. Under the "Sample Conversion Calculation" section and under the "Convertible Debenture" section, we have provided a sample calculation that illustrates that the Company expects, at current market prices, to issue approximately 29,462,048 shares upon conversion of the full debenture.



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



4. We also note that the conversion formula on page 17 uses the variable "Dollar Amount" twice, whereas other statements of the formula use "Principal Amount" and "Dollar Amount". We also note that you use the same figure $266,500 in the sample conversion on pages 35 and 36. Please provide a single operational definition for these terms, including whether they are interchangeable, and revise throughout your document accordingly.

         Response

          The terms "dollar amount" and "principal amount" were interchangeable. We have revised the registration statement to utilize only one term which is "dollar amount of the debentures being converted".

5. Similarly, please ensure that you describe the conversion consistently throughout the document. For example, the cover page refers to "the dollar amount" and "the five lowest volume weighted prices" but does not specify the security (i.e., the debenture or the common stock) whose dollar amount and weighted average price are being measured. Although this disclosure appears elsewhere in the document, you should make each reference to the formula consistent and complete.

         Response

          The convertible debenture has been described consistently throughout the registration statement. The "dollar amount" refers to the debentures and the "the five lowest volume weighted prices" refers to the Company's common stock. We have revised the disclosure throughout to include these explanations.

6. The disclosure under "Convertible Debenture" on page 17 does not appear to take in to account the December 2004 amendments to the convertible debenture that you describe on page 4. For example, on page 17 you say the conversion price is obtained by multiplying the market value of an unnamed security by 80% however, we understand that the December 2004 amendments changed this to 76% (as disclosed on the cover page). Further, that the disclosure on page 17 suggests that the debenture is convertible at La Jolla's election, whereas disclosure on page 4 suggests that the debenture is mandatorily convertible according to an agreed schedule. In addition, on page 4 you state that La Jolla will "prepay" the warrant. Please also reconcile this with disclosure on page 18, where you say that the warrant will be exercised simultaneously with the conversion of the debenture. Please reconcile these and any other disclosure regarding the terms of conversion of the debenture and exercise of the warrants throughout your document. We may have additional comments on this disclosure after the terms have been clarified.

         Response

          The December 2004 amendment were initially disclosed on page 19. We have revised to incorporate a description of the December 2004 amendment on page 17. The disclosure on page 17 correlates with the disclosure on page 4.



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



          The disclosure regarding the convertible debenture is consistent throughout the registration statement. The convertible debenture is convertible at La Jolla's election into shares of common stock. La Jolla has agreed to convert not less than 5.0% and not more than 10.0% of the debenture on a monthly basis. Pursuant to the December 2004 amendment, La Jolla agreed that within five business days after the current registration statement being declared effective, La Jolla will submit a debenture conversion in the amount of $10,000 (the "Initial Conversion"). In addition, La Jolla is required to submit an additional debenture conversion each in the amount of $10,000 on three separate occasions every ten business days after the Initial Conversion. Accordingly, although La Jolla is required to submit four conversions during the month after the effective date of the registration, all other conversions are at the election of La Jolla as long as such conversion is not less than 5.0% and not more than 10.0% of the debenture on a monthly basis.

          The prepayment is not an exercise of the warrant. The prepayment shall be applied towards the future exercise of the warrant. As the prepayment is not an exercise of the warrant we do not believe it is necessary to reconcile with the disclosure that states that warrants and debentures will be exercised/converted at the same time.

7. You appear to have registered the resale of the shares underlying these debentures and warrants as originally issued. We assume that you are filing this registration statement to register the resale of those shares as they will be issued under the revised terms of the debenture and warrants. Please note that to the extent that shares underlying the debenture and warrants have not been sold, you should deregister them by filing a post-effective amendment to your effective registration statement for this purpose.

         Response

          The Company will file a post-effective amendment deregistering any unsold shares registered under the effective registration statement.

                                       ***

     Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494



                                   Sincerely,

                                 /s/Stephen Fleming

                                   Stephen Fleming





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